Exhibit 4.80

CHINA DIGITAL TV HOLDING CO., LTD.

2012 STOCK INCENTIVE PLAN

1.	PURPOSE OF PLAN

The purpose of the China Digital TV Holding Co., Ltd. 2012 Stock Incentive Plan (this “Plan”) is to promote the success of the Corporation and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons of the Group. As used herein, “Corporation” means China Digital TV Holding Co., Ltd., a company organized under the laws of the Cayman Islands; “Subsidiary” means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation, or in which the Corporation has a variable interest; “Group” means the Corporation and its Subsidiaries, collectively; and “Board” means the Board of Directors of the Corporation.

2.	ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Group; (b) a director of any member of the Group; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation in a capital-raising transaction or as a market maker or promoter of the Corporation’s securities) to the Corporation and who is selected to participate in this Plan by the Administrator. Notwithstanding the foregoing, a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not compromise the Corporation’s ability to rely on Rule 701 to exempt from registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or use Form S-8 to register under the Securities Act, the offering and sale of securities issuable under this Plan by the Corporation or the Corporation’s compliance with any other applicable laws. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine.

3.	PLAN ADMINISTRATION

3.1	The Administrator. Mr. Jianhua Zhu shall serve as the “Administrator” under the 2012 Plan.

3.2	Powers of the Administrator. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee, within the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)	determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

(b)	grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of such awards;

(c)	approve the forms of award agreements (which need not be identical either as to type of award or among participants);

(d)	construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation and participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)	cancel, modify, or waive the Corporation’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f)	accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 8.6.5;

(g)	adjust the number of shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6, and provided that in no case (except due to an adjustment contemplated by Section 7 or any repricing that may be approved by shareholders) shall such an adjustment constitute a repricing (by amendment, cancellation and regrant, exchange or other means) of the per share exercise or base price of any option (other than a non-qualified stock option) or stock appreciation right to a price that is less than the fair market value of a share (as adjusted pursuant to Section 7) on the date of the grant of the initial award;

(h)	determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

(i)	determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

(j)	acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration; and

(k)	determine the fair market value of the shares or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3	Binding Determinations. Any action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4	Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Board or a committee, as the case may be, may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. No director, officer or agent of any member of the Group shall be liable for any such action or determination taken or made or omitted in good faith.

3.5	Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of any member of the Group or to third parties.

4.	ORDINARY SHARES SUBJECT TO THE PLAN; SHARE LIMITS

4.1	Shares Available. Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation’s authorized but unissued ordinary shares (“Ordinary Shares”). For purposes of this Plan, “Plan Shares” shall mean the Ordinary Shares of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2	Share Limits. The maximum aggregate number of Ordinary Shares that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is 1,200,000 Ordinary Shares. The following limits also apply with respect to awards granted under this Plan:

(a)	the maximum number of Ordinary Shares that may be delivered pursuant to options qualified as incentive stock option granted under this Plan is 1,200,000 Ordinary Share.

4.3	Awards Settled in Cash, Reissue of Awards and Shares. To the extent that an award is settled in cash or a form other than Plan Shares, the Plan Shares that would have been delivered had there been no such cash or other settlement shall not be counted against the Ordinary Shares available for issuance under this Plan. In the event that Plan Shares are delivered in respect of a dividend equivalent, stock appreciation right, or other award, only the actual number of Plan Shares delivered with respect to the award shall be counted against the share limits of this Plan. Plan Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan. Plan Shares that are exchanged by a participant or withheld by the Corporation as full or partial payment in connection with any award under this Plan, as well as any Plan Shares exchanged by a participant or withheld by the Group to satisfy the tax withholding obligations related to any award under this Plan, shall be available for subsequent awards under this Plan. Refer to Section 8.10 for application of the foregoing share limits with respect to assumed awards. The foregoing adjustments to the share limits of this Plan are subject to any applicable limitations under Section 162(m) of the Code with respect to awards intended as performance-based compensation thereunder.

4.4	Reservation of Shares; Minimum Issue. The Corporation shall at all times reserve a number of Ordinary Shares sufficient to cover the Corporation’s obligations and contingent obligations to deliver Plan Shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Corporation has the right to settle such rights in cash). No fewer than 200 Ordinary Shares may be purchased on exercise of any award (or, in the case of stock appreciation or purchase rights, no fewer than 200 rights may be exercised at any one time) unless the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.	AWARDS

5.1	Type and Form of Awards. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Group. The types of awards that may be granted under this Plan are:

5.1.1 Stock Options. A stock option is the grant of a right to purchase a specified number of Plan Shares during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO). The award agreement for an option will indicate if the option is intended as an ISO, otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of a Plan Share on the date of grant of the option, except as follows: (a) in the case of a stock option granted retroactively in tandem with or as a substitution for another award, the per share exercise price may be no lower than the fair market value of a Plan Share on the date such other award was granted (to the extent consistent with Sections 422 and 424 of the Code in the case of options intended as incentive stock options); and (b) in any other circumstances, a nonqualified stock option may be granted with a per share exercise price that is less than the fair market value of a Plan Share on the date of grant. When an option is exercised, the exercise price for the Plan Shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.5.

5.1.2 Additional Rules Applicable to ISOs. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds US$100,000, taking into account both Plan Shares subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Group (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the US$100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the US$100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which Plan Shares are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an “incentive stock option” as that term is defined in Section 422 of the Code.

5.1.3 Stock Appreciation Rights. A stock appreciation right is a right to receive a payment, in cash and/or Plan Shares, equal to the excess of the fair market value of a specified number of Plan Shares on the date the stock appreciation right is exercised over the fair market value of a Plan Share on the date the stock appreciation right was granted (the “base price”) as set forth in the applicable award agreement, except in the case of a stock appreciation right granted retroactively in tandem with or as a substitution for another award, the base price may be no lower than the fair market value of a Plan Share on the date such other award was granted. The maximum term of a stock appreciation right shall be ten (10) years. The Administrator may grant limited stock appreciation rights which are exercisable only upon a change in control or other specified event and may be payable based on the spread between the base price of the stock appreciation right and the fair market value of a Plan Share during a specified period or at a specified time within a specified period before, after or including the date of such event.

5.1.4 Restricted Stock Units. A restricted stock unit is an unfunded and unsecured promise of the Corporation to pay the grantee, on a specified future vesting date, one Ordinary Share for each restricted stock unit or, in the discretion of the Administrator, a cash payment equal to the fair market value of such Ordinary Share as of the relevant vesting date. There may be imposed in any award agreement relating to restricted stock units such other terms and conditions as the Administrator shall determine in its discretion, subject to the provisions of this Plan.

5.1.5 Other Awards. The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Plan Shares, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; (b) any similar securities with a value derived from the value of or related to the Plan Shares and/or returns thereon; or (c) cash awards granted consistent with Section 5.2 below.

5.2	Section 162(m) Performance-Based Awards. Without limiting the generality of the foregoing, any of the types of awards listed in Section 5.1.4 above may be, and options and stock appreciation rights granted with an exercise or base price not less than the fair market value of a Plan Share at the date of grant (“Qualifying Options” and “Qualifying Stock Appreciation Rights,” respectively) typically will be, granted as awards intended to satisfy the requirements for “performance-based compensation” within the meaning of Section 162(m) of the Code (“Performance-Based Awards”). The grant, vesting, exercisability or payment of Performance-Based Awards may depend (or, in the case of Qualifying Options or Qualifying Stock Appreciation Rights, may also depend) on the degree of achievement of one or more performance goals relative to a pre-established targeted level or level using one or more of the Business Criteria set forth below (on an absolute or relative basis) for the Corporation on a consolidated basis or for one or more of the Corporation’s subsidiaries, segments, divisions or business units, or any combination of the foregoing. Any Qualifying Option or Qualifying Stock Appreciation Right shall be subject only to the requirements of Section 5.2.1 and 5.2.3 in order for such award to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code. Any other Performance-Based Award shall be subject to all of the following provisions of this Section 5.2.

5.2.1 Class; Administrator. The eligible class of persons for Performance-Based Awards under this Section 5.2 shall be officers and employees of any member of the Group. The Administrator approving Performance-Based Awards or making any certification required pursuant to Section 5.2.4 must be constituted as provided in Section 3.1 for awards that are intended as performance-based compensation under Section 162(m) of the Code.

5.2.2 Performance Goals. The specific performance goals for Performance-Based Awards (other than Qualifying Options and Qualifying Stock Appreciation Rights) shall be, on an absolute or relative basis, established based on one or more of the following business criteria, or any business criteria as deemed appropriate by the Administrator, (“Business Criteria”) as selected by the Administrator in its sole discretion: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), total shareholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, or any combination thereof. These terms are used as applied under generally accepted accounting principles or in the Group’s financial reporting. To qualify awards as performance-based under Section 162(m) of the Code, the applicable Business Criterion (or Business Criteria, as the case may be) and specific performance goal or goals (“targets”) must be established and approved by the Administrator during the first 90 days of the performance period (and, in the case of performance periods of less than one year, in no event more than 25% of the performance period has elapsed) and while performance relating to such target(s) remains substantially uncertain within the meaning of Section 162(m) of the Code. Performance targets shall be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets. The applicable performance measurement period may not be less than three months nor more than 10 years.

5.2.3 Form of Payment; Maximum Performance-Based Award. Grants or awards under this Section 5.2 may be paid in cash or Plan Shares or any combination thereof. 1,000,000 Awards that are cancelled during the year shall be counted against these limits to the extent permitted by Section 162(m) of the Code.

5.2.4 Certification of Payment. Before any Performance-Based Award under this Section 5.2 (other than Qualifying Options and Qualifying Stock Appreciation Rights) is paid and to the extent required to qualify the award as performance-based compensation within the meaning of Section 162(m) of the Code, the Administrator must certify in writing that the performance target(s) and any other material terms of the Performance-Based Award were in fact timely satisfied.

5.2.5 Reservation of Discretion. The Administrator will have the discretion to determine the restrictions or other limitations of the individual awards granted under this Section 5.2 including the authority to reduce awards, payouts or vesting or to pay no awards, in its sole discretion, if the Administrator preserves such authority at the time of grant by language to this effect in its authorizing resolutions or otherwise.

5.2.6 Expiration of Grant Authority. As required pursuant to Section 162(m) of the Code and the regulations promulgated thereunder, the Administrator’s authority to grant new awards that are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code (other than Qualifying Options and Qualifying Stock Appreciation Rights) shall terminate upon the first meeting of the Corporation’s shareholders that occurs in the fifth year following the year in which the Corporation’s shareholders first approve this Plan.

5.3	Award Agreements. Each award shall be evidenced by a written award agreement in the form approved by the Administrator and executed on behalf of the Corporation and, if required by the Administrator, executed by the recipient of the award. The Administrator may authorize any officer of the Corporation (other than the particular award recipient) to execute any or all award agreements on behalf of the Corporation. The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.4	Deferrals and Settlements. Payment of awards may be in the form of cash, Plan Shares, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.5	Consideration for Plan Shares or Awards. The purchase price for any award granted under this Plan or the Plan Shares to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

•	services rendered by the recipient of such award;

•	cash, check payable to the order of the Corporation, or electronic funds transfer;

•	notice and third party payment in such manner as may be authorized by the Administrator;

•	the delivery of previously owned Plan Shares;

•	by a reduction in the number of Plan Shares otherwise deliverable pursuant to the award; or

•

subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable law. In the event that the Administrator allows a participant to exercise an award by delivering Plan Shares previously owned by such participant and unless otherwise expressly provided by the Administrator, any shares delivered which were initially acquired by the participant from the Corporation (upon exercise of a stock option or otherwise) must have been owned by the participant at least six months as of the date of delivery. Plan Shares used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise. The Corporation will not be obligated to deliver any Plan Shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Corporation.

5.6	Definition of Fair Market Value. For purposes of this Plan, “fair market value” of one Plan Share on any date shall be (i) the closing sale price per share of the depositary shares representing the Plan Shares (the “Depositary Shares”), as adjusted to reflect the ratio of the Depositary Shares to the Plan Shares, during normal trading hours on the U.S. national securities exchange on which the Depositary Shares are principally traded for such date or the last preceding date on which there was a sale of such Depositary Shares on such exchange or (ii) if the Depositary Shares are then traded in an over-the-counter market in the United States, the average of the closing bid and asked prices for the Depositary Shares, as adjusted to reflect the ratio of the Depositary Shares to the Plan Shares, during normal trading hours in such over-the-counter market for such date or the last preceding date on which there was a sale of such Depositary Shares in such market, or (iii) if the Depositary Shares are not then listed on a U.S. national securities exchange or traded in an over-the-counter market in the United States, such value as the Administrator, in its sole discretion, shall determine. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date). Notwithstanding the foregoing, the fair market value of Plan Shares for purposes of grants of ISOs shall be determined in compliance with applicable provisions of the Code.

5.7	Transfer Restrictions.

5.7.1 Limitations on Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5.7, by applicable law and by the award agreement, as the same may be amended, (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.7.2 Exceptions. The Administrator may permit awards to be exercised by and paid to certain persons or entities related to the participant, including but not limited to members of the participant’s immediate family, trusts or other entities controlled by or whose beneficiaries or beneficial owners are the participant and/or members of the participant’s immediate family, pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may establish. Consistent with Section 8.1, any permitted transfer shall be subject to the condition that the Administrator receive evidence satisfactory to it that the transfer (a) is being made for essentially donative, estate and/or tax planning purposes on a gratuitous or donative basis and without consideration (other than nominal consideration or in exchange for an interest in a qualified transferee), and (b) will not compromise the Corporation’s ability to rely on Rule 701, or register Plan Shares issuable under this Plan on Form S-8, under the Securities Act. Notwithstanding the foregoing or anything in Section 5.7.3, ISOs and restricted stock awards shall be subject to any and all additional transfer restrictions under the Code to the extent necessary to maintain the intended tax consequences of such awards.

5.7.3 Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 5.7.1 shall not apply to:

(a)	transfers to the Corporation,

(b)	the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c)	subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d)	if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e)	the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

6.	EFFECT OF TERMINATION OF SERVICE ON AWARDS

6.1	General. The Administrator shall establish the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. Notwithstanding the foregoing, unless the Board expressly otherwise provides, if the participant is not an employee of any member of the Group and provides other services to the Group, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Group and the date, if any, upon which such services shall be deemed to have terminated. Unless the Board otherwise expressly provides, (1) to the extent an outstanding option granted under this Plan has not become vested and exercisable on the date the participant’s employment by or service to the Group terminates, the option to the extent unvested and unexercisable shall terminate, and (2) any shares subject to a restricted stock award that remain subject to restrictions at the time the participant’s employment by or service to the Group terminates shall not vest and the Corporation shall have the right to reacquire any such unvested shares subject to such award in such manner and on such terms as the Administrator provides, which terms shall include return or repayment of the lower of the Fair Market Value or the original purchase price of the restricted shares, without interest, to the participant to the extent not prohibited by law.

6.2	Events Not Deemed Terminations of Service. Unless Group policy or the Administrator otherwise provides, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Group or the Administrator; provided that unless reemployment upon the expiration of such leave is guaranteed by contract or law, such leave is for a period of not more than 90 days. In the case of any employee of any member of the Group on an approved leave of absence, continued vesting of the award while on leave from the employ of such member of the Group may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of the term set forth in the award agreement.

6.3	Effect of Change of Subsidiary Status. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of another member of the Group after giving effect to the Subsidiary’s change in status.

7.	ADJUSTMENTS; ACCELERATION

7.1	Adjustments. Upon or in contemplation of: any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split (“stock split”); any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Plan Shares (whether in the form of securities or property); any exchange of Plan Shares or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Plan Shares; or a sale of all or substantially all the business or assets of the Corporation as an entirety; then the Administrator shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances:

(a)	proportionately adjust any or all of (1) the number and type of Plan Shares (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of Plan Shares (or other securities or property) subject to any or all outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any stock appreciation right or similar right) of any or all outstanding awards, (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, or (5) (subject to Sections 7.7 and 8.8.3(a)) the performance standards applicable to any outstanding awards, or

(b)	make provision for a cash payment or for the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, based upon the distribution or consideration payable to holders of the Plan Shares upon or in respect of such event.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, stock appreciation rights or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. With respect to any award of an ISO, the Administrator may make such an adjustment that causes the option to cease to qualify as an ISO without the consent of the affected participant.

In any of such events, the Administrator may take such action prior to such event to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to shareholders generally. In the case of any stock split or reverse stock split, if no action is taken by the Administrator, the proportionate adjustments contemplated by clause (a) above shall nevertheless be made.

7.2	Automatic Acceleration of Awards. Upon a dissolution of the Corporation or other event described in Section 7.1 that the Corporation does not survive (or does not survive as a public company in respect of its Ordinary Shares), then each then outstanding option and stock appreciation right shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award; provided that such acceleration provision shall not apply, unless otherwise expressly provided by the Administrator, with respect to any award to the extent that the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award, or the award would otherwise continue in accordance with its terms, in the circumstances.

7.3	Possible Acceleration of Awards. Without limiting Section 7.2, in the event of a Change in Control Event (as defined below), the Administrator may, in its discretion, provide that any outstanding option or stock appreciation right shall become fully vested, that any share of restricted stock then outstanding shall fully vest free of restrictions, and that any other award granted under this Plan that is then outstanding shall be payable to the holder of such award. The Administrator may take such action with respect to all awards then outstanding or only with respect to certain specific awards identified by the Administrator in the circumstances. For purposes of this Plan, “Change in Control Event” means any of the following:

(a)	The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a “Person”)) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (1) the then-outstanding Ordinary Shares of the Corporation (the “Outstanding Ordinary Shares”) or (2) the combined voting power of the then-outstanding voting securities of the Corporation entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); provided, however, that, for purposes of this definition, the following acquisitions shall not constitute a Change in Control Event; (A) any acquisition directly from the Corporation, (B) any acquisition by the Corporation, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any affiliate of the Corporation or a successor, or (D) any acquisition by any entity pursuant to a transaction that complies with Sections (c)(1), (2) and (3) below;

(b)	Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Corporation’s shareholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (including for these purposes, the new members whose election or nomination was so approved, without counting the member and his predecessor twice) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(c)	Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Corporation or any of its Subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation, or the acquisition of assets or stock of another entity by the Corporation or any of its Subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Ordinary Shares and the Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding ordinary shares and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Corporation or all or substantially all of the Corporation’s assets directly or through one or more subsidiaries (a “Parent”)) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Ordinary Shares and the Outstanding Voting Securities, as the case may be, (2) no Person (excluding any entity resulting from such Business Combination or a Parent or any employee benefit plan (or related trust) of the Corporation or such entity resulting from such Business Combination or Parent) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding ordinary shares of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, except to the extent that the ownership in excess of 20% existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors or trustees of the entity resulting from such Business Combination or a Parent were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(d)	Approval by the shareholders of the Corporation of a complete liquidation or dissolution of the Corporation other than in the context of a transaction that does not constitute a Change in Control Event under clause (c) above.

7.4	Early Termination of Awards. Any award that has been accelerated as required or contemplated by Section 7.2 or 7.3 (or would have been so accelerated but for Section 7.5, 7.6 or 7.7) shall terminate upon the related event referred to in Section 7.2 or 7.3, as applicable, subject to any provision that has been expressly made by the Administrator, through a plan of reorganization or otherwise, for the survival, substitution, assumption, exchange or other continuation or settlement of such award and provided that, in the case of options and stock appreciation rights that will not survive, be substituted for, assumed, exchanged, or otherwise continued or settled in the transaction, the holder of such award shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding options and stock appreciation rights in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of accelerated vesting and the impending termination be required and any acceleration may be made contingent upon the actual occurrence of the event).

7.5	Other Acceleration Rules. Any acceleration of awards pursuant to this Section 7 shall comply with applicable legal requirements and, if necessary to accomplish the purposes of the acceleration or if the circumstances require, may be deemed by the Administrator to occur a limited period of time not greater than 30 days before the event. Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and/or reinstate the original terms of an award if an event giving rise to an acceleration does not occur. The Administrator may override the provisions of Section 7.2, 7.3, 7.4 and/or 7.6 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with a Change in Control Event or any other action permitted hereunder shall remain exercisable as an ISO only to the extent the applicable US$100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

7.6	Possible Rescission of Acceleration. If the vesting of an award has been accelerated expressly in anticipation of an event or upon shareholder approval of an event and the Administrator later determines that the event will not occur, the Administrator may rescind the effect of the acceleration as to any then outstanding and unexercised or otherwise unvested awards.

7.7	Golden Parachute Limitation. Notwithstanding anything else contained in this Section 7 to the contrary and to the extent the Group is subject to U.S. federal income tax, in no event shall an award be accelerated under this Plan to an extent or in a manner which would not be fully deductible by the Group for federal income tax purposes because of Section 280G of the Code, nor shall any payment hereunder be accelerated to the extent any portion of such accelerated payment would not be deductible by the Group because of Section 280G of the Code. If a participant would be entitled to benefits or payments hereunder and under any other plan or program that would constitute “parachute payments” as defined in Section 280G of the Code, then the participant may by written notice to the Corporation designate the order in which such parachute payments will be reduced or modified so that the Group is not denied federal income tax deductions for any “parachute payments” because of Section 280G of the Code. Notwithstanding the foregoing, an employment or other agreement with the participant may expressly provide for benefits in excess of amounts determined by applying the foregoing Section 280G limitations.

7.8	Section 162(m) Limitations. To the extent limited by Section 162(m) of the Code in the case of an award intended as performance-based compensation thereunder and necessary to assure the deductibility of the compensation payable under the award, the Administrator shall have no discretion under this Plan (a) to increase the amount of compensation or the number of shares that would otherwise be due upon the attainment of the applicable performance target or the exercise of the option or SAR, or (b) to waive the achievement of any applicable performance goal as a condition to receiving a benefit or right under the award.

8.	OTHER PROVISIONS

8.1	Compliance with Laws. This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of Plan Shares, the acceptance of promissory notes and/or the payment of money under this Plan or under awards are subject to compliance with all applicable national, federal and state laws, rules and regulations (including but not limited to state and federal securities law, federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Group, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation, provide such assurances and representations to the Corporation as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2	Employment Status. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3	No Employment/Service Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of any member of the Group, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of such member of the Group to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4	Plan Not Funded. Awards payable under this Plan shall be payable in Plan Shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Plan Shares, except as expressly otherwise provided) of any member of the Group by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between any member of the Group and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Group.

8.5	Tax Withholding. Upon any exercise, vesting, or payment of any award or upon the disposition of Plan Shares acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, the Group shall have the right at its option to:

(a)	require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Group may be required to withhold with respect to such award event or payment; or

(b)	deduct from any amount otherwise payable in cash to the participant (or the participant’s personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Group may be required to withhold with respect to such cash payment.

In any case where a tax is required to be withheld in connection with the delivery of Plan Shares under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, to have the Corporation reduce the number of Plan Shares to be delivered by (or otherwise reacquire) the appropriate number of Plan Shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. In no event shall the Plan Shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law. The Corporation may, with the Administrator’s approval, accept one or more promissory notes from any Eligible Person in connection with taxes required to be withheld upon the exercise, vesting or payment of any award under this Plan; provided that any such note shall be subject to terms and conditions established by the Administrator and the requirements of applicable law.

8.6	Effective Date, Termination and Suspension, Amendments.

8.6.1 Effective Date. This Plan is effective as of the date of its approval by the Board (the “Effective Date”). Unless earlier terminated by the shareholders or the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the shareholders or the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2 Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3 Shareholder Approval. To the extent then required by applicable law or any applicable listing agency or required under Sections 162, 422 or 424 of the Code to preserve the intended tax consequences of this Plan, or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to shareholder approval.

8.6.4 Amendments to Awards. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the limitations set forth in Section 3.2(g).

8.6.5 Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or change of or affecting any outstanding award shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Group under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7	Privileges of Share Ownership. Except as otherwise expressly authorized by the Administrator or this Plan, a participant shall not be entitled to any privilege of share ownership as to any Plan Shares not actually delivered to and held of record by the participant. No adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

8.8	Governing Law; Construction; Severability.

8.8.1 Choice of Law. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of New York, U.S.A. without regard to conflicts of law principles thereof.

8.8.2 Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3 Plan Construction. Awards under Section 5.1.4 to persons described in Section 5.2 that are either granted or become vested, exercisable or payable based on attainment of one or more performance goals related to the Business Criteria, as well as Qualifying Options and Qualifying Stock Appreciation Rights granted to persons described in Section 5.2, that are approved by a committee composed solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code) shall be deemed to be intended as performance-based compensation within the meaning of Section 162(m) of the Code unless such committee provides otherwise at the time of grant of the award. It is the further intent of the Group that (to the extent the Group or awards under this Plan may be or become subject to limitations on deductibility under Section 162(m) of the Code) any such awards and any other Performance-Based Awards under Section 5.2 that are granted to or held by a person subject to Section 162(m) will qualify as performance-based compensation or otherwise be exempt from deductibility limitations under Section 162(m).

8.9	Captions. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10	Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation. Awards may be granted to Eligible Persons under this Plan in substitution for or in connection with an assumption of employee stock options, stock appreciation rights, restricted stock units, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Group, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Group, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Plan Shares in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by any member of the Group in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of Plan Shares available for issuance under this Plan.

8.11	Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Plan Shares, under any other plan or authority.

8.12	No Corporate Action Restriction. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Corporation to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any subsidiary, (d) any dissolution or liquidation of the Corporation or any subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any subsidiary, or (f) any other corporate act or proceeding by the Corporation or any subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any subsidiary, as a result of any such action.

8.13	Other Benefit and Compensation Programs. Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Corporation or its subsidiaries.